1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2015

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	April 8, 2015	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

FURTHER INFORMATION IN RELATION TO

(1) CONNECTED TRANSACTION – CAPITAL CONTRIBUTION TO SHANGHAI CIFCO

(2) CONTINUING CONNECTED TRANSACTION – ENTERING INTO COAL TRAIN CONVOY SERVICE CONTRACT WITH YANKUANG SECURITY COMPANY

Reference is made to the announcement of Yanzhou Coal Mining Company Limited (the “Company”) dated 27 March 2015 (the “Announcement”) in relation to, among others, the capital contribution to Shanghai CIFCO by the Company and the entering into of the Coal Train Convoy Service Contract between Yankuang Security Company and the Company. Unless otherwise specified, capitalized terms used in this announcement shall have the same meanings as set out in the Announcement.

The amount of capital contribution of RMB264.56 million by the Company to Shanghai CIFCO as disclosed in the Announcement was not determined solely on the basis of the valuation prepared using the income approach. When determining the amount of capital contribution, the Company also factored in other basis including, among others, asset-based approach valuation and Shanghai CIFCO’s intangible assets such as securities licenses, seats on the exchange floor, existing operations and clientele resources. All of the above formed the basis of the pricing of the capital contribution.

With respect to the Coal Train Convoy Service Contract, the Company would like to clarify that the proposed cap of RMB 36 million for the service fee payable by the Company to Yankuang Security Company under the Coal Train Convoy Service Contract as disclosed in the Announcement shall refer to an annualized cap for a 12 month period. Given that the term of the Coal Train Convoy Service Contract is for a period of 14 months which will cross the Company’s financial year ending 31 December 2015 and to provide further clarity, the Company proposes that a separate cap be set for each of the two periods from 1 February 2015 to 31 December 2015 and from 1 January 2016 to 31 March 2016. The proposed cap for service fee payable by the Company to Yankuang Security Company under the Coal Train Convoy Service Contract (1) during the 11-month period from 1 February 2015 to 31 December 2015 shall not exceed RMB 33 million and (2) during the 3-month period from 1 January 2016 to 31 March 2016 shall not exceed RMB9 million. Such separate caps, while calculated on an annualized basis, shall remain to be RMB 36 million per annum.

By order of the Board
Yanzhou Coal Mining Company Limited Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

8 April 2015

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

ABOUT THE COMPANY

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC